SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For April 4, 2014

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Annual General Meeting of Shareholders 2014- Registration, attendance and voting procedures

99.2	Annual General Meeting of Shareholder 2014 – Agenda

99.3	Annual General Meeting of Shareholders 2014 – Authorization and Voting Instruction Form

99.4	Marked up version of the Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014)

99.5	“EUV lithography NXE platform performance overview,” presentation dated February 23-27, 2014

99.6	“Extending ArFi immersion scanner capability in support of 1xnm production nodes,” presentation dated February 27, 2014

99.7	Update on share buy-back program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: April 4, 2014	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer

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